August 24, 2007

Mail Stop 4561

Mr. Edwin W. Hortman, Jr.
President, Chief Executive Officer, and Director
Ameris Bancorp
24 2nd Avenue, S.E.
Moultrie, Georgia 31768

Re: Ameris Bancorp
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Forms 10-Q for Fiscal Quarter Ended
March 31, 2007 and June 30, 2007
File Number: 001-13901

Dear Mr. Hortman:

We have reviewed your responses to our comment letter dated August 2, 2007 and have the following comments.

Form 10-K, filed March 13, 2007

Results of Operations, page 30

Allowance and Provision for Loan Losses, page 34

1.   We note your response to comment four from our letter dated August 2, 2007 in which you state that you believe the weaknesses identified in prior response letters were corrected prior to the end of 2006 and as a result you do not anticipate disclosing these weaknesses as deficiencies because they did not impact financial reporting as of the most recent year end. We note, however, that your 10-K was filed subsequent to the end of 2006 which includes your allocation of your allowance for loan loss table for which you have agreed to amend based upon our comments and is attributed to the weaknesses you allude to in your response. Please amend Item 9A of your filing to disclose how you determined that your disclosure controls and procedures were effective in light of these weaknesses.

2.   We note your response to comment one from our letter dated June 21, 2007 in which you disclose your intention to file an amended Form 10-K to revise your tabular presentation of the allocation of the allowance for loan losses. Please tell us when you expect to file this amendment.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief